Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cleveland BioLabs, Inc.:

We consent to the use in the Form 10-K of Cleveland BioLabs, Inc. (the “Company”) for the fiscal year ended December 31, 2007 and the incorporation by reference in the registration statement on Form S-8 (No. 333-140687) of the Company of our report dated March 5, 2008, with respect to the balance sheets of Cleveland BioLabs, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ending December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of the Company.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio
March 19, 2008